UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2005

Commission File Number 333-78481

Creo Inc.
(Translation of registrant’s name into English)

3700 Gilmore Way, Burnaby, British Columbia, Canada V5G 4M1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  [ ] Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   [ ] No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 — [ ]

News Release

For immediate release

Dissidents’“Change of Direction” Is the Wrong Way for Creo Shareholders

Vancouver, BC, CANADA (January 26, 2005) – Creo Inc. (TSX: CRE; NASDAQ: CREO), announced today that, after a thorough review, its board of directors has determined that the proposals outlined in the circular issued by a small group of dissident shareholders are “opportunistic, vague, flawed and contradictory”. The company’s detailed response to the dissident circular will be filed with securities regulators and is being mailed to Creo shareholders shortly.

In response the Creo board states, “The dissidents’ proposed “change of direction” would take Creo down a one-way street leading to immediate and long-lasting destruction of shareholder value. Rooted in ignorance of our business, it is no more than an ill-conceived, high-risk scheme with no measurable performance targets. In addition to reversing Creo’s many hard-won achievements, including its successful entry into the digital plate business and the continuing increase in revenues and profitability, their plan, if implemented, would destroy Creo’s hard-earned reputation as an industry leader and would threaten the viability of our company.”

The board reaffirms its recommendation that shareholders vote in favor of the Creo slate of director nominees at the annual and special meeting of shareholders scheduled for February 10, 2005. Shareholders should use the BLUE form of proxy (bearing the Creo logo) and discard any proxy received from the dissidents.

WRONG WAY FOR CREO: Dissidents’ Proposed Direction for Divestments

The dissidents’ assertion that divesting non-core businesses could contribute significantly to their proposed radical cost cuts is simply false. Creo’s prepress and imaging solutions businesses – which the dissidents themselves have defined as “core” – currently generate over 98 percent of Creo’s revenues. The dissidents contradict themselves further by suggesting Creo reduce research and development (“R&D”) spending and the number of products it offers while simultaneously increasing the breadth of prepress solutions “for all segments of the market”.

WRONG WAY FOR CREO: Dissidents’ Proposed Direction for the Digital Media Strategy

The dissidents reveal their fundamental lack of knowledge about Creo and the dynamics of its business when they suggest Creo “rethink” its successful digital plate strategy.

The dissidents’ assertion that Creo can rely solely on partnerships is foolhardy as it would provide no guarantee of adequate or consistent supply for customers and the company, since partners could be acquired at any time by one of Creo’s major competitors. Creo has developed, acquired and, in some cases, partnered with regional suppliers to build a digital plate business, where the company is now the fourth-largest vendor in the world. By the end of its first year on September 30, 2004, Creo’s new digital plate business was generating an annualized revenue run rate of nearly US$65 million.

WRONG WAY FOR CREO: Dissidents’ Proposed Direction for Cost Cutting

The dissidents’ proposed cost-cutting far exceeds achievable levels and would both destroy the underpinnings of Creo’s business and would rob Creo of its “life blood” in product development. The effect of their cuts would be immediate and irreparable.

“The dissidents may believe they can take profits before any damage from their excessive cost cutting is apparent. If so, they grossly underestimate the pace of our industry, the wisdom of our present and future customers, and the likely reaction of our best employees. We believe the dissidents’ radical cuts, if implemented, would likely result in an immediate loss of customer loyalty and a rapid departure of Creo’s best sales professionals. This, in turn, could likely trigger an immediate downward spiral in Creo’s market share, prices and profitability, leading to irreparable losses,” the Creo board noted in its response.

WRONG WAY FOR CREO: Dissidents’ Proposed Direction for Corporate Governance

None of the dissidents’ proposed nominees to the board or appointments to management has relevant experience working in or managing high-technology or capital equipment companies, or in overseeing an R&D portfolio at a company whose future depends on continued innovation and differentiation. Given the dissidents’ collective lack of relevant experience, the Creo board is deeply skeptical about the dissident nominees’ ability to direct the management of Creo and create any additional value for Creo shareholders.

The composition of the dissidents’ slate of director nominees also poses a number of corporate governance concerns.

•	One of the minimum standards for individual directors and boards, as enunciated by the Canadian Coalition for Good Governance, is that they have “career experience and expertise relevant to the corporation’s business purpose.” Creo shareholders should question whether this minimum standard is met by the dissident nominees, given their lack of any relevant experience in Creo’s business.

•	The dissidents do not provide any parameters for the compensation they propose to pay to Mr. Burton as board chair and CEO.

•	Contrary to the recommended guidelines of the Toronto Stock Exchange and the other corporate governance authorities, the dissidents’ propose to combine the roles of board chair and CEO. Keeping these positions separate resolves inherent conflicts of interest and clarifies accountability – the chair to the shareholders and the CEO to the board. If Mr. Burton were to hold the combined chair and CEO position, he would be coordinating the body that is responsible for approving this compensation and evaluating his own performance.

WRONG WAY FOR CREO: Dissidents’ Lack of Relevant Operational Experience

As well as failing to bring value-creating expertise, the dissidents do not provide any relevant performance targets that shareholders could use to hold them accountable. Creo shareholders can only judge the dissidents’ proposed management by Mr. Burton’s track record, which includes:

•	During his nine-year tenure as chairman, president and CEO at World Color, the strongest performance the company reported was adjusted net earnings of 3.1 percent of revenue. The average adjusted net earnings during his leadership of the company was 2.0 percent of revenue.

•	Under Mr. Burton’s leadership, World Color’s average adjusted net earnings was the lowest of four publicly-traded peer companies and approximately 50 percent below the average of the three peer companies.

•	During his two-year tenure as chairman, president and CEO of Moore Corporation, the company generated average net adjusted earnings as a percentage of revenue of just 3.2 percent.

•	Shareholders should also consider whether the increase in Moore’s share price during Mr. Burton’s tenure is due to any great operational skills of Mr. Burton, or rather to the desperate situation of Moore prior to Mr. Burton’s arrival. When Mr. Burton joined Moore, its enterprise value was only 25 percent of Moore’s revenue. By the time Mr. Burton left Moore on December 6, 2002, Moore’s enterprise value had increased to approximately 60 percent of Moore’s revenue, still far below the industry peer average enterprise value of approximately 95 percent of revenue. In contrast to the situation at Moore, Creo is a well-managed company, far more profitable in its equipment business than the average of its peers, a recognized leader in its business and has an enterprise value of nearly 125 percent of revenue as of January 21, 2005.

•	After fourteen weeks as CEO of Walter Industries Inc., where Mr. Burton replaced the previous executives with his own team and announced a plan to cut 5 percent of the workforce and sell off subsidiaries, he resigned amidst reports of plummeting employee morale with a payout of US$2.4 million. The company paid another US$5.3 million to four of his appointees who left shortly thereafter.

Vote FOR Creo’s Slate of Director Nominees

At this critical juncture in Creo’s history, Creo’s board believes that shareholders will be best served by the continued execution of current management’s strategic business plan to improve the company’s profitability and capitalize on future growth prospects. The election of the unqualified dissident slate of directors led by Mr. Burton and the implementation of their deeply flawed business strategy would disrupt the company’s focus at exactly the time when knowledgeable leadership and a long-term commitment to building shareholder value are needed most.

The board of directors of Creo recommends that shareholders:

•	carefully review the Creo management proxy circular dated December 28 and response to dissidents dated January 26;

•	vote FOR Creo’s slate of director nominees using the BLUE form of proxy included with the Creo circular;

•	and discard any proxy materials they receive from the dissidents

Shareholders with questions or requiring assistance in voting their BLUE form of proxy can contact the firm assisting Creo in the solicitation of proxies – Georgeson Shareholder at +1-877-288-9604 or visit www.creo.com/shareholdervalue.

This news release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

These risks and uncertainties include the following: (1) new markets and product introductions do not proceed as planned and may adversely affect future revenues; (2) technological changes or changes in the competitive environment may adversely affect the products, market share, revenues or margins of the business; and (3) changes in general economic, financial or business conditions may adversely affect the business or the markets in which it operates. These risks and uncertainties as well as other important risks and uncertainties are described under the caption “Certain Factors That May Affect Future Results” and elsewhere in our Annual Report for the fiscal year ended September 30, 2004, as filed with the U.S. Securities and Exchange Commission and other documents filed with the U.S. Securities and Exchange Commission, and which are incorporated herein by reference. We do not assume any obligation to update the forward-looking information contained in this news release.

© 2005 Creo Inc. The Creo product names mentioned in this document are trademarks or service marks of Creo Inc. and may be registered in certain jurisdictions. Other company and brand, product and service names are for identification purposes only and may be trademarks or registered trademarks of their respective holders. Data subject to change without notice.

About Creo

Creo Inc. is a global company with key strengths in imaging, software, and digital printing plate technology. The leading provider of prepress systems, Creo helps over 25,000 customers worldwide adopt digital production methods which reduce costs, increase print quality and allow them to serve their customers more efficiently. Based on a solid foundation of intellectual property, Creo has an unmatched range of technology solutions that address the needs of commercial, publication, on demand, packaging, and newspaper printers, and creative professionals. Creo product lines include software and hardware for computer-to-plate imaging, systems for digital photography, scanning, and proofing, as well as printing plates and proofing media. Creo also supplies on-press imaging technology, components for digital presses, color servers and high-speed digital printers. Based in Vancouver, Canada, Creo reported fiscal 2004 revenue of US$636 million. Creo trades on NASDAQ (CREO) and the TSX (CRE). www.creo.com

Rochelle van Halm Media Relations (Headquarters) T. +1.604.676.4526 rochelle.van.halm@creo.com	Tracy Rawa Investor Relations T. +1.604.419.4794 IR@creo.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Creo Inc.

Mark Dance, Chief Financial Officer
and Chief Operating Officer

Date: January 26, 2005